Filed Pursuant to Rule 424(b)(2)
File No. 333-148054
Pricing Supplement to the Prospectus dated May 16, 2008
and the Prospectus Supplement dated January 25, 2010
US$4,000,000
Senior Medium-Term Notes, Series A
Redeemable Step-Up Coupon Notes, Due June 14, 2013

Issuer:	Bank of Montreal
Issuer Rating:	Moody’s: Aa2 (stable)/S&P: A+ (stable)/DBRS: AA
Title of Notes:	Redeemable Step-Up Coupon Notes, due June 14, 2013 (the “Notes”)
Trade Date:	June 9, 2010
Settlement Date (Original Issue Date):	June 14, 2010
Stated Maturity:	June 14, 2013, resulting in a term to maturity of 3 years, subject to our early redemption right, as described under “Specific Terms of the Notes — Optional Redemption Feature” below.
Principal Amount (in Specified Currency):	US$4,000,000; Minimum Denomination: US$1,000 and integral multiples of US$1,000 in excess thereof
Original Public Offering Price (Issue Price):	100%
Interest Rate Per Annum:	The Notes will bear interest at the rate of 1.25% per annum for the period from June 14, 2010 to but excluding June 14, 2011, 2.00% per annum for the period from June 14, 2011 to but excluding June 14, 2012, and 3.00% per annum for the period from June 14, 2012 to but excluding June 14, 2013. Interest on the Notes will accrue on the basis of a 360-day year of twelve 30-day months.
Interest Payment Period:	Semi-annually
Interest Payment Date(s):	Interest is payable semi-annually in arrears on June 14 and December 14 of each year, commencing December 14, 2010. See “Specific Terms of the Notes — Interest” below.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the accompanying Prospectus).
CUSIP No.:	06366QAF4
Optional Redemption Provision:	We may, at our option, elect to redeem the Notes in whole or in part semi-annually on June 14 and December 14 of each year, commencing December 14, 2010 and ending December 14, 2012 (each such date, a “Redemption Date”) at 100% of their principal amount plus accrued and unpaid interest to but excluding the date on which the Notes are redeemed. In the event we elect to redeem the Notes, notice will be given to registered holders not more than 30 business days nor less than 15 business days prior to the Redemption Date. See “Specific Terms of the Notes — Optional Redemption Feature” below.
     Investing in the Notes involves risks, including those described in the “Risk Factors” section beginning on page S-1 of the accompanying prospectus supplement and on page 5 of the accompanying prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.
     The Notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
     We may use this pricing supplement in the initial sale of Notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal
Per Note	100%	0.65%	99.35%
Total	US$4,000,000	US$26,000	US$3,974,000
BMO CAPITAL MARKETS
Pricing Supplement dated June 9, 2010

SPECIFIC TERMS OF THE NOTES
          The Notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series A; and therefore, this pricing supplement, dated June 9, 2010 (this “pricing supplement”), should be read together with the accompanying prospectus supplement, dated January 25, 2010 (the “accompanying prospectus supplement”). This pricing supplement and the accompanying prospectus supplement also should be read together with the accompanying prospectus, dated May 16, 2008 (the “accompanying prospectus”). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.
          In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer — Legal Ownership” in the accompanying prospectus supplement and “Description of the Debt Securities We May Offer — Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.
          The Notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue from time to time under the senior indenture, dated January 25, 2010, between Bank of Montreal and Wells Fargo Bank, National Association, as trustee. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to our medium-term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described herein supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described herein are controlling.
          Please note that the information about the price to the public and the net proceeds to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.
          We describe particular terms of the Notes in more detail below.
Interest
          The Notes will bear interest at the rate of 1.25% per annum for the period from June 14, 2010 to but excluding June 14, 2011, 2.00% per annum for the period from June 14, 2011 to but excluding June 14, 2012, and 3.00% per annum for the period from June 14, 2012 to but excluding June 14, 2013. Interest is payable semi-annually in arrears on June 14 and December 14 of each year, commencing December 14, 2010 (each such date, an “Interest Payment Date”). Interest on the Notes will accrue on the basis of a 360-day year of twelve 30-day months. Interest payments will be calculated on the basis of a 360-day year, consisting of twelve 30-day months. Interest will be payable to holders of record on the 3rd business day before each Interest Payment Date. Interest will accrue from and including each Interest Payment Date to but excluding the next Interest Payment Date. In the event an Interest Payment Date, Redemption Date or date of Maturity falls on a day other than a business day, principal and/or interest will be paid on the next succeeding business day and no interest on such payment shall accrue for the period from and after such Interest Payment Date, Redemption Date or date of Maturity, as the case may be, to such next succeeding business day.

Optional Redemption Feature
          We may, at our option, elect to redeem the Notes in whole or in part semi-annually on June 14 and December 14 of each year commencing December 14, 2010 and ending on December 14, 2012 (each such date, a “Redemption Date”) at 100% of their principal amount plus accrued and unpaid interest to but excluding the date on which the Notes are redeemed. In the event we elect to redeem the Notes, notice will be given to registered holders not more than 30 nor less than 15 business days prior to the Redemption Date.
Certain Investment Considerations
          Prospective purchasers should be aware that we have the right to redeem the Notes on any Redemption Date, beginning on the first Redemption Date. It is more likely that we will redeem the Notes prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment. See “— Optional Redemption Feature.”
SUPPLEMENTAL TAX CONSIDERATIONS
          The following is a general description of certain tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are a resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.
Supplemental Canadian Tax Considerations
          You should carefully consider, among other things, the matters set forth under “Canadian Taxation” in the accompanying prospectus.
Supplemental United States Federal Income Tax Considerations
          You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This summary supplements the section “United States Taxation” in the accompanying prospectus, and is subject to the limitations and exceptions set forth therein.
          In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as indebtedness for U.S. federal income tax purposes.
          The Notes should not be treated as issued with original issue discount (“OID”) despite the fact that the interest rate on the Notes is scheduled to step up over the term of the Notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if we redeem the Notes immediately before the increase in the interest rate on June 14, 2011, and therefore the Notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in interest rate for the Notes. This assumption is made solely for U.S. federal income tax purposes of determining whether the Note is issued with OID and is not an indication of our intention to redeem or not to redeem the Notes at any time. If we do not redeem the Notes prior to the first increase in the interest rate then, solely for OID purposes, the Notes will be deemed to be reissued at their adjusted issue price on June 14, 2011. This deemed reissuance should not give rise to taxable gain or loss to holders and the Notes should not be treated as issued with OID because under the rules described above, the Notes should be deemed to be called on the next interest step-up date. Except as described below, the same analysis should apply to the increase in interest rate on June 14, 2012.
          Under this approach, the coupon on a Note will be taxable to a United States holder (as defined in the section “United States Taxation” in the accompanying prospectus) as ordinary interest income at the time it accrues or is received in accordance with the United States holder’s normal method of accounting for tax purposes (regardless of whether we redeem the Notes). Such interest income will be treated as income from sources outside the United States for purposes of the rules regarding the foreign tax credit allowable to a United States holder. Depending on a United States holder’s circumstances, such income will be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.
          Upon the disposition of a Note by sale, exchange, redemption or retirement (i.e., if we exercise our right to redeem the Notes or otherwise) or other disposition, a United States holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the United States holder’s adjusted tax basis in the Note. A United States holder’s adjusted tax basis in a Note generally will equal the cost of the Note (net of accrued interest) to the United States holder. Capital gain of individual taxpayers from the sale, exchange, redemption, retirement or other disposition of a Note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations. Any gain or loss generally will be treated as income or loss from sources within the United States for purposes of the rules regarding the foreign tax credit allowable to a United States holder.
          If the Notes are not called on June 14, 2012 or earlier, the Notes, upon their deemed reissuance on June 14, 2012, could be treated as short-term debt securities. For a discussion of the U.S. federal income tax consequences to a United States holder of owning short-term debt securities, please review the section entitled “United States Taxation — Original Issue Discount — Short-Term Securities” in the accompanying prospectus.
Backup Withholding and Information Reporting. Please see the discussion under “United States Taxation—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes. Pursuant to recently enacted legislation, payments on the Notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.
Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as the Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. United States holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.
          For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare Tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its gross interest income and its net gains from the disposition of the Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other

EMPLOYEE RETIREMENT INCOME SECURITY ACT
than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your gains in respect of your investment in the Notes.
          A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code (the “Code”).
          Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).
          The acquisition of Notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Notes are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of Notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of securities offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.
          Any purchaser or holder of Notes or any interest therein will be deemed to have represented by its purchase and holding of Notes offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.
          Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA

Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of Notes have exclusive responsibility for ensuring that their purchase and holding of Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.
SUPPLEMENTAL PLAN OF DISTRIBUTION
          Subject to the terms and conditions in a terms agreement dated the date of this pricing supplement, the agent, as principal, has agreed to purchase the Notes at a purchase price equal to the original issue price, net of a commission of 0.65% of the principal amount of the Notes. In the future, we or our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution and possible market-making activities, see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.
          We expect that delivery of the Notes will be made against payment for the Notes on or about June 14, 2010.

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